

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 22, 2016

Via E-mail
Mark Ordan
Chief Executive Officer
Quality Care Properties, Inc.
1920 Main Street, Suite 1200
Irvine, California 92614

      Re: **Quality Care Properties, Inc.**
                      Amendment No. 2 to Form 10-12B
                      Filed September 1, 2016
                      File No. 001-37805

Dear Mr. Ordan:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

General

1.   We continue to monitor for your revisions in response to comments 9, 10, 13 and 14 of our letter dated July 12, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 79

Change in Accounting Principle, page 80

2.   We note your response to our prior comment 2. Please tell us how you considered the actual outcome of lease renewals in your conclusion that the lease term was shorter than originally determined when applying hindsight as a result of your election of a permitted practical expedient upon the adoption of ASC 842. Cite all relevant accounting literature within your response.

3.   Notwithstanding the above, we also note the company believed the lease should be classified as an operating lease at inception because of HCRMC's more recent historical and projected operating results decline. Please tell us what other factors you considered when evaluating whether HCRMC was not reasonably certain to exercise an option to renew the lease including contract, asset, entity and market based factors. Cite all relevant accounting literature within your response.

Legal Proceedings, page 121

4.   Please update this discussion to disclose the relief sought in the legal proceedings referenced. See Item 103 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or Kim McManus, Senior Counsel, at 202-551-3215 with any other questions.

                     Sincerely,

                     /s/ Daniel L. Gordon

                     Daniel L. Gordon
                     Senior Assistant Chief Accountant
                     Office of Real Estate and
                     Commodities

cc: Joseph A. Coco
       Skadden, Arps, Slate, Meagher & Flom LLP
       Via E-mail